ROSEWOOD RESOURCES, INC.

8 Dorset Place, 65 Dorset Road

Parkwood, Johannesburg, South Africa, 2193

March 27, 2015

Via E- Mail

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, DC

20549

Attention:	Mr. John Reynolds
Assistant Director

Dear Mr. Reynolds

Re:	Amendment No. 1 to Registration Statement on Form S-1 Filed February 10, 2015 File No. 333-199690

The Company is in receipt of your letter dated February 24, 2015 wherein you had certain comments relating to our registration statement. The following responses are made in the order of your comments set forth in the above noted letter.

Financial Statements, page 35

Report of Independent Registered Public Accounting Firm, page 35

1.

“We note that you have provided a revised report from your auditor which refers to the appropriate balance sheet dates that are included in your financial statements. However, the opinion paragraph refers to your results of operations and cash flows for the year ended October 31, 2014 and the period from inception (June 17, 2013) through October 31, 2014. Please obtain a revised report from your auditor which covers the year ended October 31, 2014 and the period from inception (June 17, 2013) through October 31, 2013.”

The auditor has updated the report for a typographical error

Cash Requirement over Next Twelve Months, page 47

2.

“Disclosure in other sections of the prospectus indicates that exploration programs for the years 1 and 2 with an aggregate cost of $55,000 have been implemented and the year 3 exploration program estimated to cost $50,000 has yet to be implemented. The table in this section lists $50,000 for the year 2 payment under the option agreement. These disclosures do not appear to agree. Please explain or revise.”

The year has been changed from Year 2 to Year 3 in order to correct this error as shown on page 56.

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3.	“The last line in the table under the heading appears to represent an estimated cash shortfall, rather than “Available Cash on Hand” as currently indicated. Please explain or revise.”

The heading in the last line has been changed to “Estimated Cash Shortfall” in response to this comment as shown on page 56.

Cash Relationships and Related Transactions, page 52.

4.

“We note your revisions in response to prior comment 7 that there were no material transactions in which the amount involved exceeds $120,000. Please clarify whether there were any material transactions that exceed the 1% of the average of the small reporting company’s total assets at year end for the last two completed fiscal years, as required by Item 404(d) of Regulation S-K.”

The following has been inserted on page 60 in response to this comment.

On September 2, 2014, B. Gordon Brooke advanced the Company $50,000 in order to meet future financial obligations of the Company including the payment of $35,000 for year 2 exploration program.

In addition, B. Gordon Brooke paid on behalf of the Company $1,018 to cover certain courier and office expenses.

Even though Mr. Douglas Turnbull is not a Director and Officer, the Directors, on September 14, 2014, entered into a contractual agreement with him whereby for a period of 24 months commencing on September 15, 2014 he would be paid a fee of $1,000 per month to review the geological programs undertaken on the Knott Lake property and give advice to the Board of Directors as to the results and possible future exploration work.

Neither of the Directors or Officers has received any compensation and/or commissions relating to their duties as officers and director of the Company. Nor has any stock options or other forms of stock incentives been granted to either of the directors or officers.

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Thank you for the above noted comments.

Yours very truly;

Rosewood Resources, Inc.

“Kgomotos Joyce Lediga”
Kgomotos Joyce Lediga
Chief Executive Officer, President and Director

c/c	B. Gordon Brooke – Chief Financial Officer, Secretary/Treasurer
Gary R. Henrie – Attorney at Law

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